EXHIBIT 10.25

GERBER SCIENTIFIC, INC.
AGREEMENT FOR DEFERMENT OF DIRECTOR FEES,
AS AMENDED (the "Agreement")

By resolution of the Board of Directors of Gerber Scientific, Inc. (the "Company"), the following Agreement has been approved for the unfunded deferred payment of Director fees in either shares of common stock of the Company ("Shares") or cash. The Agreement applies to all Director fees received by non-employee Directors of the Company, including annual retainer fees, regular meeting fees, committee fees, and special meeting fees, as applicable ("Director Fees").

Section 1. Eligible Participants. All active non-employee Directors of the Company are eligible for participation.

Section 2. Term of the Agreement. The Agreement is effective beginning October 13, 1995, and will continue in effect until terminated by action of the Board of Directors of the Company or other legal authority.

Section 3. Election to Defer Compensation. Except as otherwise provided herein, each Participant may elect to defer receipt of all, or a specified portion of, the Director Fees for the 1996 calendar year and for all subsequent calendar years.

The deferral election notice by which a Participant elects to defer Director Fees under this Agreement shall be substantially in the form attached hereto. ("Notice"). A Notice must be delivered to the Company prior to January 1 of the calendar year in which the Director Fees would otherwise be payable to the Participant.

Such Notice shall continue until suspended or modified in writing by a subsequent Notice. Any deferral election made by the Participant for a calendar year shall be irrevocable with respect to Director Fees covered by such Notice, including the Director Fees payable for the remainder of the calendar year in which a suspending or modifying Notice is delivered to the Company. Any new Notice shall only apply to the Director Fees otherwise payable to the Participant in following calendar years.

Any non-employee appointed or elected to fill a vacancy on the Board of Directors is eligible for participation and may elect, before the term of office begins, to defer all or a specified portion of the Director Fees for the balance of the calendar year following such appointment and for subsequent calendar years.

Notwithstanding anything herein to the contrary, a Participant whose distributions have commenced pursuant to Section 8 shall cease to be eligible to defer additional Director Fees pursuant to this Section 3.

Section 4. Accounting for Deferrals. On receipt of an initial Notice from a Director, the Company will establish (i) a cash accounting record ("Cash Account") for the fees deferred by such Director and the accumulated interest credited pursuant to Section 6, (ii) a Shares accounting record ("Shares Account") for the fees deferred by such Director and the accumulated dividends credited pursuant to Section 7, or (iii) both a Cash Account and a Shares Account (a Cash Account and a Shares Account shall each be referred to herein as "Accounts"). The Company shall furnish each Participant with quarterly statements of the Participant's Accounts.

Deferred fees, interest, and dividends credited to an Account will be recorded by the Company as current operating expenses, and an unfunded liability for such amounts will be accrued. The amounts credited to an Account will not be deductible on the Company's income tax returns in the year accrued. The Company may deduct the amount credited to an Account in the year in which it is distributed from the Account and includable in the recipient's gross income.

Section 5. Participant's Rights Unsecured. The right of the Participant or the Participant's Beneficiary to receive a distribution from an Account shall be an unsecured claim against the general assets of the Company, and neither the Participant nor the Beneficiary shall have any rights in or against any cash or Shares credited to the Participant's Account or any other specific assets of the Company. Nothing contained herein shall be deemed to create a trust of any kind. All amounts credited to an Account shall constitute general assets of the Company and may be disposed of by the Company at such time and for such purposes as it may deem appropriate. The right of a Participant or Beneficiary to receive distributions from the Company under the Agreement may not be pledged, transferred, or assigned in whole or in part.

Section 6. Credited Interest. Each Cash Account shall be credited with interest until the entire Account balance has been paid out. The interest rate shall be the pre-tax equivalent yield on the Company's combined short-term and long-term investment portfolios. In the absence of such investment portfolios, the interest rate shall be the 30-day London Interbank Offered Rate (LIBOR) for U.S. dollar deposits as quoted in the Wall Street Journal, less .25 percent. Interest shall be compounded monthly using the interest rate as of the last business day of the preceding month.

Section 7. Credited Shares. Pursuant to the terms and conditions of the Gerber Scientific, Inc. 1992 Non-Employee Director Stock Option Plan, As Amended (the "Director Plan"), a non-employee Director may elect to receive Shares in lieu of all or a portion of the Director Fees that would otherwise be payable in cash. Shares will be credited quarterly to a Participant's Shares Account, using the Fair Market Value of the Company's common stock on the date Director Fees are payable. Fees are payable in accordance with the fee schedule for non-employee Directors of the Company.

Credited Dividends. Each Shares Account shall be credited for any dividends paid on the Shares. Each time a cash dividend is paid on the Shares, a Shares Account shall be credited for such dividends on the dividend payment date. The amount of the dividend credit shall be the number of Shares (rounded to the nearest one-hundredth of a Share) determined by multiplying the dividend amount per Share by the number of Shares credited to the Shares Account as of the record date and dividing the product by the Fair Market Value per Share on the dividend payment date.

Adjustments to Shares. In the event of any change in the Company's common stock through merger, consolidation, stock split, stock dividend, or the like, an appropriate adjustment shall be made in the Shares held in a Participant's Shares Account.

The crediting of Shares into a Shares Account shall confer no rights upon the Participant as a shareholder of the Company or otherwise, with respect to the Shares credited to the Shares Account, but shall confer only the right to receive such credited Shares as and when provided under the terms of this Agreement.

Source of Shares. The Shares to be issued under this Agreement shall come from the Director Plan.

Section 8. Distribution. In accordance with a Participant's election, distribution will begin on the first business day of the calendar year immediately following the earlier of: (a) the year in which the Director ceases to be a Director; or (b) the year in which the Director attains such other age as selected by the Director (but not earlier than age sixty-five (65)).

In accordance with a Participant's election, the Participant's Account will be distributed in either: (a) a single installment; (b) annual installments over a ten (10) year period; or (c) annual installments over a period shorter than ten (10) years. Installment distributions will be calculated by dividing the balance in the Participant's Account immediately before the distribution by the number of installments remaining to be paid.

The Participant's election as to the time and form of distribution shall be made by filing an election with the Company in substantially the form attached hereto ("Distribution Election"). The Distribution Election shall continue until suspended or modified in writing by a subsequent Distribution Election; provided that a Participant may not select a specified age for distribution in a subsequent Distribution Election that is earlier than the age selected in any prior Distribution Election. Each new Distribution Election shall apply to future deferrals and any existing balances in the Participant's Account(s) and must be on file for twelve (12) months before it is effective. If no Distribution Election has been on file at least twelve (12) months at the time of distribution, the Participant's Account shall be distributed in a single installment.

Notwithstanding the foregoing, the Company, in its sole discretion, may at any time elect to distribute the Participant's Account in a single installment or over a shorter or longer period than ten (10) years, if it determines that such action is in the best interests of the Company.

Cash Accounts shall be paid out in cash. Shares Accounts shall be distributed in full Shares; provided, however, that the final installment of Shares shall be rounded upwards to the next full Share.

Upon the death of a Director or former Director prior to the expiration of the distribution period, the Participant's remaining Account shall be distributed to the Participant's Beneficiary in full on the first business day of the next calendar year following the year of death.

In the event a Participant has a Disability or incurs financial hardship (as determined by the Board of Directors in its sole discretion), the Participant's Account shall be distributed immediately in a single installment.

A Participant may make a one-time election to receive an immediate distribution of 90% of the Participant's Account balance. In this event, the Participant shall forfeit the remaining 10% of the Account balance. Notwithstanding the foregoing, the Company, in its sole discretion, may reject a Participant's election to receive an immediate distribution if it determines that such action is in the best interests of the Company, the recipient, or both.

Section 9. Withholding. The Company retains the right to deduct and withhold from any deferred fees, credited interest, or credited dividends due hereunder all sums which it may be required to deduct or withhold pursuant to any applicable statute, law, regulation, or order of any jurisdiction whatsoever.

Section 10. Amendments to the Agreement. The Board of Directors may amend this Agreement at any time, without the consent of the Participants or their Beneficiaries, provided that no amendment shall divest any Participant or their Beneficiary of the credits to the Participant's Account or of any rights to which the Participant would have been entitled if the Agreement had been terminated immediately prior to the effective date of such amendment without the Participant's or Beneficiary's consent.

Section 11. Termination of the Agreement. The Board of Directors may terminate this Agreement at any time. Upon termination of the Agreement, distribution of the Participants' Accounts shall be made in the manner and at the times heretofore prescribed. No additional credits shall be made to Participants' Accounts following termination of the Agreement other than interest and dividends credited pursuant to Sections 6 and 7.

Section 12. Expenses. Costs of administration of this Agreement shall be paid by the Company.

Section 13. Definitions.

(a) "Beneficiary" shall mean the person or persons designated in writing by the Participant to receive any undistributed amounts credited to the Participant's Account at his death. The designation shall be made on a beneficiary designation form in substantially the form attached hereto ("Beneficiary Designation Form") and shall be filed with the Board at any time by the Participant. Any such designation may be withdrawn or changed in writing, but only the last Beneficiary Designation Form on file with the Board shall be effective. If a Beneficiary shall have predeceased a Participant, or if a Beneficiary shall not have been designated, the Participant's Beneficiary shall be the Participant's estate in accordance with the applicable laws of will and descent.

(b) "Disability" shall mean the incapacity of the Participant to perform as a Director due to a mental or physical disability which shall have continued for a period of six months and which shall have been certified to by a physician acceptable to the Company.

      (c)   "Fair Market Value" shall have the meaning ascribed to such term in the Director Plan.

      (d)   "Participant" shall mean the individuals specified in Section 1.

      Section 14. Notices. Any notice or election required or permitted to be given hereunder shall be in writing and shall be deemed to be filed: (a) on the date it is personally delivered to the Board; or (b) three (3) business days after it is sent by registered or certified mail, addressed to the Board.

      Section 15. Governing Law. All rights under this Agreement shall be governed by and construed in accordance with the laws of the State of Connecticut.

December 2000